SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

世達國際律師事務所

30/F, CHINA WORLD OFFICE 2

NO. 1, JIAN GUO MEN WAI AVENUE

BEIJING 100004 CHINA

TEL: (86-10) 6535-5500

FAX: (86-10) 6535-5577

www.skadden.com

June 19, 2015

FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE
Perry J. Hindin, Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	SYDNEY TOKYO TORONTO

RE:                          Perfect World Co., Ltd.
Schedule 13E-3
Filed on May 15, 2015
File No. 005-83438

Dear Mr. Hindin:

On behalf of Perfect World Co., Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 12, 2015 with respect to the Schedule 13E-3, File No. 005-83438 (the “Schedule 13E-3”) filed on May 15, 2015 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the

Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

We represent the independent committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning Mr. Michael Yufeng Chi, Perfect Human Holding Company Limited, Perfect Peony Holding Company Limited and Perfect World Merger Company Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Schedule 13E-3

1.                                      Please refile Exhibits (c)-(3) and (c)-(4) in more readable form.

In response to the Staff’s comment, Exhibits (c)-(3) and (c)-(4) have been refiled.

Preliminary Proxy Statement

Background of the Merger, page 30

2.                                      We note that Mr. Michael Yufeng Chi and Perfect Human Holding Company Limited, a company controlled by Mr. Chi, jointly filed a Schedule 13D on January 2, 2015.  We also note that Mr. Chi and Perfect Human Holding Company Limited jointly filed an initial Schedule 13G on February 13, 2008 and amendments thereto in February 2009, 2010, 2011 and 2012 but not in 2013 and 2014.  Please advise.

The Company respectfully advises the Staff that no amendment was filed by Mr. Michael Yufeng Chi and Perfect Human Holding Company Limited to their Schedule 13G with respect to the beneficial ownership of shares of the Company as of December 31, 2012 because there was no change in their beneficial ownership of shares of the Company during calendar year 2012.

The Company respectfully advises the Staff that concurrently with the filing with the Commission of the Amendment, Mr. Michael Yufeng Chi and Perfect Human Holding Company Limited will file with the Commission an amendment to their Schedule 13G with respect to their beneficial ownership of shares of the Company as of December 31, 2013.  The basis for this amendment is solely to reflect that a certain number of options to acquire shares of the Company granted to Mr. Michael Yufeng

Chi became vested and exercisable in calendar year 2013. The Company also respectfully advises the Staff that the security ownership of Mr. Michael Yufeng Chi and Perfect Human Holding Company Limited, including the options that became vested and exercisable in calendar year 2013 and options that became vested and exercisable between January 1, 2014 and 60 days after March 31, 2014, were otherwise disclosed in the Annual Report on Form 20-F of Perfect World Co., Ltd. for the year ended December 31, 2013 filed on April 29, 2014. In addition, in order to provide a robust disclosure of their beneficial ownership of shares of the Company in connection with the proposed going-private transaction, Mr. Michael Yufeng Chi and Perfect Human Holding Company Limited filed a statement on Schedule 13D on January 2, 2015 and an amendment to Schedule 13D on April 27, 2015, which contain the most current information regarding their beneficial ownership of shares of the Company.

3.                                      Refer to the first paragraph on the top of page 34.  Revise to define the term “long stop date.”

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised Proxy Statement to add a definition of the term “long stop date.”

4.                                      Disclose the results of the Company’s efforts during the Go-Shop Period.

In response to the Staff’s comment, the Company has added additional disclosure beginning on page 37 of the Revised Proxy Statement to describe the results of the Company’s efforts during the Go-Shop Period.

Position of the Buyer Group as to Fairness of the Merger, page 44

5.                                      We note that the discussion of the factors considered by the Buyer Group in reaching its belief regarding the fairness of the Merger to the Unaffiliated Security Holders does not appear to address the factor described in Item 1014(c) or explain why this factor was not deemed material or relevant.  If the procedural safeguard in Item 1014(c) was not considered, please explain why the Buyer Group believes the proposed merger is procedurally fair in the absence of such safeguard.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to pages 47 and 48 of the Revised Preliminary Proxy Statement.

Certain Financial Projections, page 48

6.                                      Please disclose the key business and economic assumptions underlying the projections.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 50 of the Revised Proxy Statement.

Opinions of the Special Committee’s Financial Advisors, page 50

7.                                      Please disclose that both China Renaissance and Duff & Phelps have consented to use of the opinion in the document.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 11, 12, 51 and 59 of the Revised Proxy Statement.

Opinion of China Renaissance, page 50

8.                                      In contrast to the discussion of Duff & Phelps’ opinion, we note that the disclosure regarding China Renaissance’s various analyses does not include a discussion of how such analyses compare to the merger consideration even though such information appears in Exhibit (c)-(3).  Please revise to include such information for the analyses discussed on pages 52 through 56.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 55 through 58 of the Revised Proxy Statement.

Alternatives to the Merger, page 70

9.                                      Disclose what efforts the Special Committee and its advisors proactively undertook to shop the Company.  If the company did not actively solicit bids during the Go-Shop Period, please so state.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 73 of the Revised Proxy Statement.

10.                               The last paragraph on page 70 indicates that the Special Committee “also considered other alternatives available...” Please disclose these alternatives.  Refer to Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 73 of the Revised Proxy Statement.

Financing of the Merger, page 71

11.                               Please provide all of the information required by Item 1007 of Regulation M-A. Refer to Item 10 of Schedule 13E-3.  We note that much of this information is included in the exhibits and annexes to the Debt Commitment Letter.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to pages 76 and 77 of the Revised Proxy Statement.

Financial Information, page 120

12.                               Please provide the ratio of earnings to fixed charges for the periods require by Item 1010(a)(3) of Regulation M-A.  Refer to Item 13 of Schedule 13E-3 and Item 1010(c)(4) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 126 of the Revised Proxy Statement.

*              *              *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mr. Michael Yufeng Chi, Perfect Human Holding Company Limited, Perfect Peony Holding Company Limited and Perfect World Merger Company Limited.

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +86 10 6535-5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

/s/ Peter X. Huang
Peter X. Huang, Esq.

Enclosures

cc:                                Michael Yufeng Chi
Perfect Human Holding Company Limited
Perfect Peony Holding Company Limited
Perfect World Merger Company Limited

Daniel Dong Yang
Perfect World Co., Ltd.

Jie (Jeffrey) Sun, Esq.

Richard Vernon Smith, Esq.
Orrick, Herrington & Sutcliffe LLP

Dan Ouyang, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 12, 2015 with respect to the Schedule 13E-3, File No. 005-83438 (the “Schedule 13E-3”), filed on May 15, 2015 by Perfect World Co., Ltd. and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perfect World Co., Ltd.

By	/s/ Daniel Dong Yang
Name:	Daniel Dong Yang
Title:	Director, Chairman of the Special Committee

Michael Yufeng Chi

/s/ Michael Yufeng Chi
Michael Yufeng Chi

Perfect Human Holding Company Limited

By	/s/ Michael Yufeng Chi
Name:	Michael Yufeng Chi
Title:	Director

Perfect Peony Holding Company Limited

By	/s/ Michael Yufeng Chi
Name:	Michael Yufeng Chi
Title:	Director

Perfect World Merger Company Limited

By	/s/ Michael Yufeng Chi
Name:	Michael Yufeng Chi
Title:	Director